Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of August 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934,
the registrant has duly caused this report to be signed on its behalf
by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Corporate Business Systems
Administration Division

Date: August 23, 2002



KYOCERA CORPORATION
6 Takeda Tobadono-cho, Fushimi-ku,
Kyoto 612-8501, JAPAN
Telephone: +81-75-604-3556
Facsimile: +81-75-604-3557
http://www.kyocera.co.jp/

(Translation)

To whom it may concern:

August 23, 2002

Name of Listed Company: Kyocera Corporation

Name of Representative: Yasuo Nishiguchi, President and Director

(Code number: 6971)

Person for inquiry: Hideki Ishida, Managing Director
(TEL: 075-604-3550)

Re: <u>Notice of Purchase of Stock of the Company</u>
(Acquisition by the Company of its Stock
pursuant to Article 210 of the Commercial Code)

This is to advise you that the Company purchased stock of the Company on the open market pursuant to Article 210 of the Commercial Code of Japan as follows:

1. Period of the purchase : From August 22, 2002 to August 23, 2002

2. Total number of shares purchased by the Company : 351,000 shares

3. Total purchase amount of the stock purchased by the Company : JPY3,091,425,000

4. Method of purchase : Purchased on the Tokyo Stock Exchange


Remarks:

1. Authorization at the 48th General Meeting of Shareholders (June 26, 2002):

    (1) Type of stock to be purchased   :   Common stock of the Company

    (2) Aggregate number of shares   :   Up to 5,000,000 shares
       to be purchased

    (3) Aggregate purchase amount   :   Up to JPY50.0 billion
       of the stock

2. Aggregate number of shares of stock and purchase amount of the stock purchased by the Company (as of August 23, 2002)

    (1) Aggregate number of shares   :   3,960,900 shares
       purchased by the Company

    (2) Aggregate purchase amount   :   JPY32,999,296,000
       of the stock purchased by the
       Company